Exhibit 99.1

HeadHunter Updates on its Appeal of the Delisting Determination by Nasdaq

MOSCOW, Russia, June 21, 2023 – HeadHunter Group PLC (Nasdaq: “HHR”, MOEX: “HHRU”) (“HeadHunter,” “we” or the “Company”) provides an update on the status of its appeal against the determination of the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) to delist the Company’s American Depositary Shares, each representing one ordinary share of the Company (the “ADSs”), from Nasdaq.

As disclosed in our press releases as of March 20, 2023 and March 22, 2023, the Listing Qualifications Staff notified us of its determination to delist the Company’s ADSs from Nasdaq in reliance on its discretionary authority under the Nasdaq Listing Rule 5101. The Company filed a request for a hearing to the Nasdaq Hearings Panel (the “Hearings Panel”) to appeal the delisting determination, which took place on April 27, 2023. On June 6, 2023, we received the Hearings Panel’s written decision (the “Final Delisting Decision”), pursuant to which the Hearings Panel upheld the delisting determination. The Company does not intend to request that the Final Delisting Decision be reviewed by the Hearings Panel’s appeal body, as it would not be feasible to disentangle the Company’s operations from Russia to the extent required for addressing the concerns raised by the Hearings Panel.

Nasdaq announced a trading halt in the Company’s ADSs on February 28, 2022. Following the Final Delisting Decision, trading in our ADSs on Nasdaq was suspended on June 8, 2023, and our ADSs will be delisted from Nasdaq.

Following the delisting from Nasdaq, the Company will continue to adhere to its reporting obligations as long as the Company’s ADSs are registered under the U.S. Securities Exchange Act of 1934, as amended.

The trading of the Company’s ADSs on the Moscow Exchange is unaffected and continues as usual. The Company is also considering several strategic alternatives which may be carried out following the delisting, potentially including providing liquidity to Company’s shareholders, redomiciling or restructuring the Company by moving its corporate governance to Russia, with the Moscow Exchange remaining the primary trading market for the Company’s shares. To date, the Company has not made any definitive plans.

The Final Delisting Decision does not impact HeadHunter’s business operations or financial position, and we remain focused on maintaining business growth. Neither the Company nor any of its subsidiaries is directly subject to any sanctions imposed by authorities of the United States, the United Kingdom, the European Union or other countries.

Contacts:

Investor Inquiries

Telman Shagants

E-mail: investor@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the delisting of our ADSs from Nasdaq, the strategic alternatives considered by us, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, macroeconomic and global geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

|Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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